

Steve Flaherty

4m ·

After our soft release the other week, our investment reservations for NecoTech is officially LIVE and open for anyone to reserve a piece of the company.

We're raising capital to fuel our growth and allowing family, friends, and fans to participate.

Legally, I can't say much more, other than that we are raising money to grow the company (see required disclosure at bottom), and all info is on the Wefunder site.

Now for the lawyer stuff 😉

** We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

www.wefunder.com/necoTech

